UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2003
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 18 August, 2003  By Ronald Lea Erratt, Company secretary

ASX & MEDIA RELEASE


18 AUGUST 2003

NOVOGEN AWARDED US PATENT FOR ISOFLAVONES TO TREAT ESTROGEN
DEPENDENT DISEASE

Pharmaceutical company, Novogen Limited, has been granted a patent in the US over the use of its isoflavone technology for the treatment of estrogen-dependent disorders such as fibroids and endometriosis in women.

This gives Novogen the option to produce patented dietary supplements for younger women to alleviate estrogen dependent disorders such as fibroids and endometriosis.

Fibroids symptoms affect 25% of women, usually in younger age groups and occurs as a result of excessive stimulation of the reproductive organs by endogenous estrogen. This causes benign growth of uterine muscle which can result in abdominal swelling and pain. Current treatments usually involve surgical removal.

Endometriosis affects up to 10% of women again usually in younger age groups, and is a condition where tissue forming the uterine lining begins to grow outside the uterus in the abdominal cavity.

This is a distressing condition and because of the diffuse nature of these growths is very difficult to treat and causes long term chronic pain and distress.

Both conditions are fuelled by over production of estrogen and ultimately may only be treated effectively by surgery.

The key finding covered by Novogens patent is that natural plant estrogens, known as isoflavones, can antagonise the ability of a woman s own estrogen to fuel the growth of these tissues.

Novogens Research Director, Professor Alan Husband said it was an apparent paradox that natural estrogens may top up estrogen effects in older women but dampen their effects in younger women where their own estrogen was abundant.

Part of Novogens discovery is that the isoflavones found in red clover compete weakly for estrogen receptors and in the absence of endogenous hormone estrogen, as occurs in women after menopause, can stimulate these receptors to provide a surrogate estrogen effect, Professor Husband said.

In younger women, when most of the receptors are being stimulated by their own estrogen, the weakly acting plant estrogens compete for the binding sites and when they stimulate the receptors produce only a weak estrogenic signal, thus dampening the overall estrogenic stimulus at these sites.

The patent applies to the isoflavones genistein, daidzein, formononetin and biochanin, all of which are contained in red clover isoflavone supplements currently marketed by the Company for management of menopause symptoms and long term effects of estrogen deficiency.

Novogens Managing Director, Mr Christopher Naughton, said adding another patent to the suite protecting the Companys isoflavone technology would consolidate
Novogens market leadership in this sector.

We will be able to create new commercial opportunities by extending our supplement product range to cater for younger women, Mr Naughton said.

Novogen will also maintain its leadership role in this important area of non-prescription treatments for womens health problems through its ongoing development of novel science coupled with advanced manufacturing processes to provide natural and safe alternatives to prescription estrogen products.

Novogens isoflavone products are marketed globally and the Company coordinates and manages its research and development programs utilising the expertise and clinical research capabilities of universities and hospitals in Australia and key international locations.

Under US law, a new drug cannot be marketed until it has been investigated in clinical trials. After the results of these trials are submitted in a new drug application to the FDA, the FDA must approve the drug as safe and effective before marketing can take place.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Companys
Securities and Exchange Commission filings under Risk Factors, including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties;
future capital needs; and risks relating to the commercialisation, if any, of the Companys proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).


More information on the Company can be found at www.novogen.com.

ISSUED FOR : NOVOGEN LIMITED
LISTINGS : ASX (CODE NRT), NASDAQ (CODE NVGN).
FOR FURTHER INFORMATION	: ALAN HUSBAND,
RESEARCH DIRECTOR, NOVOGEN LIMITED TEL +61 2 9878 0088

ISSUED BY : WESTBROOK COMMUNICATIONS CONTACT:
DAVID REID TEL +61 2 9231 0922 OR 61 417 217 157